SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                      --------------------

                           SCHEDULE 13D
                          (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No. 1)


                     SMTEK International, Inc.
                ---------------------------------
                         (Name of Issuer)


                   Common Stock (Par value $.01)
                 ---------------------------------
                   (Title of Class of Securities)`


                           832688 20 4
                        -----------------
                          (CUSIP Number)

        Charlene A. Gondek, c/o SMTEK International, Inc.
      2151 Anchor Court, Thousand Oaks, CA 91320 (805)376-2595
---------------------------------------------------------------------
            Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                             May 21, 1999
         -----------------------------------------------------
        (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].









                   (Continued on following pages)

                        (Page 1 of 4 Pages)

CUSIP No. 832688 20 4                13D                  Page 2 of 4 Pages
                                Amendment No. 1

1.   Name of reporting person

     Charlene A. Gondek


2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[ ]


3.  SEC use only.


4.  Source of funds.

      PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      U.S. Citizen

7. Number of shares beneficially owned by each reporting person with sole voting power

      1,742,498 shares (87,124 shares after giving effect to 1-for-20 reverse stock split on May 24, 1999)

8. Number of shares beneficially owned by each reporting person with shared voting power

      -0-

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      1,742,498 shares (87,124 shares after giving effect to 1-for-20 reverse stock split on May 24, 1999)

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      -0-

11. Aggregate amount beneficially owned by each reporting person.

      1,742,498 shares (87,124 shares after giving effect to 1-for-20 reverse stock split on May 24, 1999)

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      3.8%

14. Type of reporting person

      IN

                                                          Page 3 of 4 Pages

Item 1. Security and Issuer

         This schedule relates to shares of common stock, $.01 par value ("Common Stock") of SMTEK International, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2151 Anchor Court, Thousand Oaks, CA 91320.

Item 2. Identity and Background.

        The name of the person filing this schedule is Charlene A. Gondek. No change is made hereby to the information previously provided for
        Item 2 (a) through (f) in Ms. Gondek's Schedule 13D filed on August 21, 1998.

Item 3. Source and Amount of Funds or Other Consideration.

        No change is made hereby to the information previously provided for this item in Ms. Gondek's Schedule 13D filed on August 21, 1998.

Item 4. Purpose of Transaction

        No change is made hereby to the information previously provided for this item in Ms. Gondek's Schedule 13D filed on August 21, 1998.

Item 5. Interest in Securities of the Issuer

    (a) Ms. Gondek is the owner and holder of record of 1,742,498 shares of Common Stock (87,124 shares after giving effect to 1-for-20 reverse stock split on May 24, 1999) representing in the aggregate 3.8% of such class.

    (b) Ms. Gondek has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,742,498 shares of Common Stock, or 87,124 shares after giving effect to 1-for-20 reverse stock split on May 24, 1999 (the "Shares").

    (c) Ms. Gondek effected the following transactions in the shares of Common Stock during the past 60 days:

          Ms Gondek She has neither acquired nor disposed of any Common Stock since June 30, 1998, which was the date on which she acquired the Shares.

    (d) Not applicable.

    (e) This Amendment No. 1, constituting the final amendment of Ms. Gondek's Schedule 13D, has been filed with the Commission solely to reflect the reduction in the percentage of outstanding Common Stock represented by the Shares as the result of a private placement issuance of Common Stock to Thomas M. Wheeler on May 21, 1999, which is the date Ms. Gondek ceased to be the beneficial owner of more than five percent of the Common Stock outstanding.

                                                         Page 4 of 4 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Gondek and any person with respect to any securities of the Company.


Item 7. Material to Be Filed as Exhibits.

           None.



                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  June 25, 1999                      /s/ Charlene A. Gondek
-----------------              --------------------------------------
     Date                              Charlene A. Gondek




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements of omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).